Exhibit 99.32

CONSENT OF W. E. ROSCOE

The undersigned hereby consents to the use of the undersigned’s report entitled “NI 43-101 Technical Report on the Côté Gold Project, Chester Township, Ontario, Canada” dated October 24, 2012, and the information derived therefrom, as well as the reference to the undersigned’s name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2013 of IAMGOLD Corporation (the “Company”).

The undersigned also consents to the incorporation by reference of this consent as an exhibit to Form F-10 (File No. 333-190073) and Form S-8 (File No. 333-142127) of the Company.

/s/ William E. Roscoe
By:	William E. Roscoe, Ph.D., P.Eng
Title:	Principal Geologist
Company:	Roscoe Postle Associates Inc.

Dated:	March 21, 2014